TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attached:	Reed Elsevier PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):___________________________________________

3. Full name of person(s) subject to the notification obligation:	Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 April 2007

6. Date on which issuer notified:	26 April 2007

7. Threshold(s) that is/are crossed or reached:	Drop from 3%

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
if possible	Situation previous to the Triggering
using the ISIN CODE	transaction		Resulting situation after the triggering transaction
		Number of Voting
		Rights	Number of
1.	Number of Shares	viii	shares	Number of voting rights ix		% of voting rights
1.	1.	1.	Direct	Direct [x]	Indirect xi	Direct	Indirect

0730835 ORD GBP0.125	38,246,190	38,246,190	19,173,937	19,173,937	17,206,839	1.504	1.351

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
36,380,776	2.855

9. Chain of controlled undertakings	through which the voting rights and/or

the financial instruments are effectivel	y held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Andrew Georgeson

15. Contact telephone number:	01444418127

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	Lloyds TSB Group plc

Henry Duncan House
120 George Street
Edinburgh
Contact address (registered office for legal entities)	EH2 4LH

Phone number	01312254555

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable xvii

Full name	Margaret Woods

Contact address	Reed Elsevier PLC 1-3 Strand London WC2N 5JR

Phone number	0207 166 5613

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Assistant Company Secretary

C: Additional information